January 30, 2020

Kate Whiting, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Institutional International Funds, Inc., to be renamed T. Rowe Price Global Funds, Inc. effective

  March 1, 2020 (“Registrant”)
   on behalf of the T. Rowe Price Institutional Global Value Equity Fund, to be renamed T. Rowe Price Global Value

  Equity Fund effective March 1, 2020 (“Fund”)

    File No.: 811-5833

Dear Ms. Whiting:

The following is in response to your comments provided on January 30, 2020, regarding the Registrant’s registration statement filed on Form N-1A on December 16, 2019 (the “Registration Statement”). Your comments and our responses are set forth below. We note that changes noted below will be reflected in the Fund’s next annual update to its registration statement, which will occur on or before February 21, 2020.

Comment: The portfolio turnover rate is disclosed as 100.4% of the average value of its portfolio. Consider disclosing portfolio turnover as a principal risk.

Response: We will add portfolio turnover as a principal risk in section 1 as follows:

Portfolio turnover risks The fund may actively and frequently trade its portfolio securities or other instruments to carry out its investment strategies. High portfolio turnover may adversely affect the fund’s performance and increase transaction costs, which could increase the fund’s expenses. High portfolio turnover may also result in the distribution of higher capital gains when compared to a fund with less active trading policies, which could have an adverse tax impact if the fund’s shares are held in a taxable account.

Comment: In the “Investment Policies and Practices” section, the prospectus states that the Fund may invest in other investment companies. Please confirm that the acquired fund fees and expenses (“AFFE”) are not greater than .01% of fees. If so, include the AFFE in the fee table.

Response: We confirmed that the AFFE is less than .01% of fees.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Seba Kurian
Seba Kurian
Vice President and Senior Legal Counsel, T, Rowe Price Associates, Inc.